**Transparent Path LLC**
**Statements of Changes in Members' Deficit**
**For the period from July 27th, 2018 (Inception) until December 31, 2019**
**(Unaudited)**

| | Accumulated Deficit | Total Members' Deficit |
|---|---|---|
| **Balance, July 27th, 2018 (Inception)** | $ - | $ - |
| Net loss | $ (15,393) | $ (15,393) |
| **Balance, December 31, 2018** | (15,393) | (15,393) |
| Net loss | (13,176) | (13,176) |
| **Balance, December 31, 2019** | $ (28,569) | $ (28,569) |